XRAY-TWOLF HoldCo Corporation

3025 Orchard Parkway

San Jose, California 95134

April 20, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Melissa Gilmore

Ms. Melissa Raminpour

Ms. Sherry Haywood

Ms. Erin Purnell

Re:	XRAY-TWOLF HoldCo Corporation

Registration Statement on Form S-4

Filed April 20, 2020

File No. 333-236492

Dear Ladies:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, XRAY-TWOLF HoldCo Corporation (the “Company”) hereby requests that the effectiveness under the Act of the above-captioned Registration Statement on Form S-4 (File No. 333-236492) (the “Registration Statement”) be accelerated to April 22, 2020 at 5:00 p.m. Eastern Time or as soon as thereafter practicable. By making this request for acceleration, the company confirms its obligations under the Securities Act of 1933. In connection with the acceleration request, the Company hereby acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission

We request that we be notified of such effectiveness by a telephone call to Mike Ringler of Skadden, Arps, Slate, Meagher & Flom LLP at (650) 470-4620, and that such effectiveness also be confirmed in writing.

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Sincerely,

XRAY-TWOLF HoldCo Corporation

/s/ Paul Davis
Name:	Paul Davis
Title:	Senior Vice President and General Counsel

cc:	Pamela Sergeeff, TiVo Corporation (via e-mail)

Kenton J. King, Skadden, Arps, Slate, Meagher & Flom LLP (via e-mail)

Mike Ringler, Skadden, Arps, Slate, Meagher & Flom LLP (via e-mail)

Jon E. Gavenman, Cooley LLP (via e-mail)

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